GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

March 2, 2007

07021551

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of February, 2007, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

3/6

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	South American Silver Corp. Files Final Prospectus	February 8, 2007
(b)	South American Silver Corp. Announces Successful Completion of TSX Initial Public Offering	February 19, 2007
(c)	General Minerals Corporation Announces Exercise of Over-Allotment Option of SASC	February 28, 2007

2. Material Documents

(a	Material Change Report	February 21, 2007

3. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1
(b) All material documents referred to under Item 2

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-02

South American Silver Corp. Files Final Prospectus

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

February 8, 2007

General Minerals Corporation ("GMC") is pleased to announce that continuing with its plans to form a new silver-focused company that was announced in late August 2006 (see GMC PR 06-15, Aug. 24, 2006), South American Silver Corp. ("SASC" or the "Company") filed a final prospectus on February 7, 2007 in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. MGI Securities Inc. is acting as lead agent of the offering along with Dundee Securities Corporation.

Pursuant to the offering, SASC will issue 34,000,000 common shares at Cdn$0.50 per common share for aggregate gross proceeds of Cdn$17,000,000. SASC has also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 common shares at Cdn$0.50 per common share for additional gross proceeds of Cdn$2,550,000. Closing is expected to occur on February 15, 2007. The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the common shares of SASC under the symbol "SAC", subject to SASC satisfying the customary requirements of the TSX.

The Company is a mineral exploration company that acquires, explores and develops mineral properties, primarily silver, gold and copper in South America. The Company presently holds interests in three properties: the flagship silver-gold Malku Khota property and the Laurani gold-silver property, both in Bolivia and the Escalones copper-gold-molybdenum property in Chile.

Ralph Fitch, President and CEO of SASC, commented that "We are very pleased to have completed the filing of the prospectus and are now mobilizing the resources to begin a very active exploration program at both Malku Khota and Laurani after the closing. We continue to believe that Malku Khota holds the potential to be a significant silver discovery."

The funds raised through the offering will be used to aggressively explore and advance the 100% controlled Malku Khota flagship silver property and to continue the exploration at Laurani. At Malku Khota the planned exploration includes a substantial program of drilling, tunneling and detailed metallurgical testing.

Escalones is currently joint ventured to Minera Aurex (Chile) Limitada ("Aurex"), the Chilean subsidiary of Phelps Dodge Corporation. GMC announced that Aurex has received the drilling permit (see GMC PR07-01, January 12, 2007) and it is anticipated that they will start drilling this month with all costs being covered by Aurex under the joint venture agreement.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration

programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-03

South American Silver Corp. Announces
Successful Completion of TSX Initial Public Offering

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

February 19, 2007

General Minerals Corporation ("GMC") is pleased to announce that continuing with its plans to form a new silver-focused company that was announced in late August 2006 (see GMC PR 06-15, Aug. 24, 2006), South American Silver Corp. ("SASC") has successfully completed its initial public offering (the "IPO") of 34,000,000 common shares (the "Common Shares") at a price of $0.50 per share, for total gross proceeds of $17,000,000. The common shares began trading today on the Toronto Stock Exchange under the symbol "**SAC**".

MGI Securities Inc. acted as lead agent, with Dundee Securities Corporation, for the IPO. The Company has also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 Common Shares at $0.50 per common share for additional gross proceeds of $2,550,000.

Upon completion of the IPO, there were 42,600,000 Common Shares of SASC issued and outstanding, of which GMC owns and controls 8,600,000 Common Shares, representing approximately 20.2% of the currently issued and outstanding Common Shares. Prior to completion of the IPO, SASC was a wholly-owned subsidiary of GMC. The Common Shares of SASC owned and controlled by GMC were acquired on the incorporation of SASC and in exchange for all of the shares of General Minerals Corporation Limited.

The shares of SASC owned and controlled by GMC are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless GMC receives the consent of MGI Securities Inc., none of the common shares of SASC owned and controlled by GMC can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

GMC holds its Common Shares of SASC for investment purposes and this investment will be reviewed on a continuing basis and, subject to the escrow and lock-up agreements described above, such holdings may be increased or decreased in the future.

SASC is a mineral exploration company that acquires, explores and develops mineral properties, primarily silver, gold and copper in South America. SASC, through General Minerals Corporation Limited, presently holds interests in three properties, being the flagship Malku Khota silver-gold and the Laurani gold-silver properties in Bolivia and the Escalones copper-gold-molybdenum property in Chile. The funds raised through the IPO will be used by SASC to aggressively explore and advance the 100% controlled Malku Khota flagship silver property and to continue the exploration at Laurani. At Malku

Khota the planned exploration includes a substantial program of drilling, tunneling and detailed metallurgical testing.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Suite 880, 580 Hornby Street
Vancouver, B.C. V6C 3B6
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-04

General Minerals Corporation Announces Exercise of Over-Allotment Option of SASC

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

February 28, 2007

General Minerals Corporation ("GMC") announces that South American Silver Corp. ("SASC") has completed the sale today of 5,100,000 common shares at a price of $0.50 per common share pursuant to the exercise in full of an over-allotment option (the "Over-Allotment Option") by MGI Securities Inc., as lead agent with Dundee Securities Corporation (collectively, the "Agents"). The Over-Allotment Option was granted by SASC to the Agents in connection with SASC's initial public offering which was completed on February 19, 2007 (the "IPO").

Upon completion of the IPO, there were 42,600,000 common shares of SASC issued and outstanding, of which GMC owns and controls 8,600,000 common shares (the "GMC Shares"). Prior to the exercise of the Over-Allotment Option, the GMC Shares represented approximately 20.2% of the issued and outstanding common shares of SASC. Following the exercise of the Over-Allotment Option, there are now 47,700,000 common shares of SASC issued and outstanding. As a result, GMC's securityholding percentage in SASC has decreased to approximately 18%.

The shares of SASC owned and controlled by GMC are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless GMC receives the consent of MGI Securities Inc., none of the common shares of SASC owned and controlled by GMC can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

GMC holds its Common Shares of SASC for investment purposes and this investment will be reviewed on a continuing basis and, subject to the escrow and lock-up agreements described above, such holdings may be increased or decreased in the future.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates and similar expressions. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:

Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

GENERAL MINERALS CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

General Minerals Corporation
580 Hornby Street
Suite 880
Vancouver, British Columbia
V6C 3B6

Item 2. **Date of Material Change**

February 19, 2007

Item 3. **News Release**

A press release was issued on February 19, 2007 through the facilities of CCNMatthews, a copy of which has been filed on SEDAR.

Item 4. **Summary of Material Change**

Continuing with its plans to form a new silver-focused company, General Minerals Corporation ("GMC") announced on February 19, 2007 that South American Silver Corp. ("SASC") has successfully completed its initial public offering (the "IPO") of 34,000,000 common shares (the "Common Shares") at a price of $0.50 per share, for total gross proceeds of $17,000,000.

Upon completion of the IPO, there were 42,600,000 Common Shares of SASC issued and outstanding, of which GMC owns and controls 8,600,000 Common Shares, representing approximately 20.2% of the currently issued and outstanding Common Shares. Prior to completion of the IPO, SASC was a wholly-owned subsidiary of GMC.

The shares of SASC owned and controlled by GMC are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless GMC receives the consent of MGI Securities Inc., the lead agent for the IPO, none of the common shares of SASC owned and controlled by GMC can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

GMC holds its Common Shares of SASC for investment purposes and this investment will be reviewed on a continuing basis and, subject to the escrow and lock-up agreements described above, such holdings may be increased or decreased in the future.

Item 5. **Full Description of Material Change**

See press release attached as Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

Item 8. **Date of Report**

February 20, 2007

GENERAL MINERALS CORPORATION

(signed) "Ralph G. Fitch"

Per: ______________________________
Ralph G. Fitch
Chairman, President and Chief Executive Officer

Schedule "A"

See attached.

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-03

South American Silver Corp. Announces Successful Completion of TSX Initial Public Offering

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

February 19, 2007

General Minerals Corporation ("GMC") is pleased to announce that continuing with its plans to form a new silver-focused company that was announced in late August 2006 (see GMC PR 06-15, Aug. 24, 2006), South American Silver Corp. ("SASC") has successfully completed its initial public offering (the "IPO") of 34,000,000 common shares (the "Common Shares") at a price of $0.50 per share, for total gross proceeds of $17,000,000. The common shares began trading today on the Toronto Stock Exchange under the symbol "**SAC**".

MGI Securities Inc. acted as lead agent, with Dundee Securities Corporation, for the IPO. The Company has also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 Common Shares at $0.50 per common share for additional gross proceeds of $2,550,000.

Upon completion of the IPO, there were 42,600,000 Common Shares of SASC issued and outstanding, of which GMC owns and controls 8,600,000 Common Shares, representing approximately 20.2% of the currently issued and outstanding Common Shares. Prior to completion of the IPO, SASC was a wholly-owned subsidiary of GMC. The Common Shares of SASC owned and controlled by GMC were acquired on the incorporation of SASC and in exchange for all of the shares of General Minerals Corporation Limited.

The shares of SASC owned and controlled by GMC are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless GMC receives the consent of MGI Securities Inc., none of the common shares of SASC owned and controlled by GMC can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

GMC holds its Common Shares of SASC for investment purposes and this investment will be reviewed on a continuing basis and, subject to the escrow and lock-up agreements described above, such holdings may be increased or decreased in the future.

SASC is a mineral exploration company that acquires, explores and develops mineral properties, primarily silver, gold and copper in South America. SASC, through General Minerals Corporation Limited, presently holds interests in three properties, being the flagship Malku Khota silver-gold and the Laurani gold-silver properties in Bolivia and the Escalones copper-gold-molybdenum property in Chile. The funds raised through the IPO will be used by SASC to aggressively explore and advance the 100% controlled Malku Khota flagship silver property and to continue the exploration at Laurani. At Malku

Khota the planned exploration includes a substantial program of drilling, tunneling and detailed metallurgical testing.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The nature, timing and extent of the exploration programs may materially change from current intentions for a number of reasons. Additionally, "forward looking statements" look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions. These forward-looking statements, including statements regarding the Company's beliefs in the potential mineralization, are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations as more information regarding the property is gathered or if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Suite 880, 580 Hornby Street
Vancouver, B.C. V6C 3B6
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com

END